Exhibit 23.3

Consent of KPMG LLP

The Board of Directors
Apple Computer, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Apple Computer, Inc. of our report dated October 15, 2002 with respect to the consolidated balance sheets of Apple Computer, Inc. and subsidiaries as of September 28, 2002 and September 29, 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 28, 2002, which report appears in the annual report on Form 10-K of Apple Computer, Inc. for the year ended September 28, 2002.  Our report refers to changes in accounting for goodwill in 2002 and for derivative instruments and hedging activities in 2001.

/s/  KPMG LLP

Mountain View, California

June 23, 2003